SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               DEPOMED, INC.
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                              (Name of Issuer)

                         COMMON STOCK, NO PAR VALUE
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                       (Title of Class of Securities)

                                 249908104
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                               (CUSIP Number)

                             DONALD G. DRAPKIN
                               35 E. 62nd St.
                             New York, NY 10021
                               (212) 572-8440
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              October 5, 2000
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          (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




CUSIP No. 249908104
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.
            Donald G. Drapkin

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [  ]
            (b) [  ]

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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS
            PF

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e): [  ]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

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NUMBER OF             7.    SOLE VOTING POWER             426,100
SHARES                --------------------------------------------------------
BENEFICIALLY          8.    SHARED VOTING POWER                 0
OWNED BY EACH         --------------------------------------------------------
REPORTING             9.    SOLE DISPOSITIVE POWER        426,100
PERSON WITH:          --------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER            0
                      --------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            426,100
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES  [  ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.9%
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14.   TYPE OF REPORTING PERSON
            IN
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ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the shares of common stock, no par value (the "Common Stock"), of Depomed, Inc., a California corporation (the "Company"). The Company has its principal executive offices at 1360 O'Brien Drive, Menlo Park, California 94025. The telephone number at that address is (650) 462-5900.

ITEM 2.  IDENTITY AND BACKGROUND.

      This statement is being filed by Donald G. Drapkin. Mr. Drapkin's principal occupation is Director and Vice Chairman of MacAndrews & Forbes Holdings, Inc. Mr. Drapkin's principal business address is 35 E. 62nd St., New York, New York 10021.

      During the last five years Mr. Drapkin has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As of October 10, 2000, Mr. Drapkin has invested $1,801,422.97 of his personal funds to acquire shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

      Mr. Drapkin acquired the shares of Common Stock reported herein for investment purposes. In this connection, Mr. Drapkin expects to evaluate on an ongoing basis his investment in the Company, and may from time to time acquire shares of Common Stock, dispose of shares of Common Stock or formulate other purposes, plans or proposals regarding the Company or the Common Stock held by Mr. Drapkin to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise. Mr. Drapkin may also contact the Company and/or other shareholders regarding potential strategies to increase shareholder value.

      Other than as described above, Mr. Drapkin does not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) As of June 30, 2000, based on information provided by the Company, there were 7,189,363 shares of Common Stock outstanding. Mr. Drapkin is currently the beneficial owner of 426,100 shares of Common Stock, representing 5.9% of the Common Stock then outstanding. Mr. Drapkin has the sole power to vote and dispose of the shares of Common Stock held by him.

         Except as set forth in this Item 5, Mr. Drapkin does not beneficially own any shares of Common Stock.

         (c) Other than the transactions described in Item 4 of this
Schedule 13D or set forth in the table below, there were no transactions by Mr. Drapkin with respect to shares of Common Stock during the past 60 days.

         The following table sets forth transactions in shares of Common Stock effected by Mr. Drapkin during the past 60 days:



Date            Nature of Transaction     Number of Shares      Price per Share
----            ---------------------     ----------------      ---------------

10/02/00        Purchase                  18,000                $2.625

10/5/00         Purchase                  19,600                $3.527

10/9/00         Purchase                  8,000                 $4.125

10/9/00         Purchase                  1,300                 $4.063

10/9/00         Purchase                  200                   $4.000

10/9/00         Purchase                  6,000                 $4.313

10/9/00         Purchase                  7,500                 $4.250

10/10/00        Purchase                  7,000                 $4.3125

10/10/00        Purchase                  15,000                $4.375

10/10/00        Purchase                  2,500                 $4.500

10/10/00        Purchase                  9,500                 $4.1875

10/10/00        Purchase                  19,500                $4.250

10/10/00        Purchase                  1,000                 $4.125


    (d) Not applicable.

    (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

      Not applicable.



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 13, 2000



                                          /s/ Donald G. Drapkin
                                          ------------------------------------
                                          Donald G. Drapkin